UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

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FORM 25

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NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10905

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VITRO, S.A.B. de C.V.

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Ave. Ricardo Margain # 400, Col. Valle del Campestre, C.P. 66265, Tel. (52+81) 88631300

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

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American Depositary Shares

(Description of class of securities)

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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]  17CFR240.l2d2-2(a)(1)

[ ]  17 CFR240.12d2-2(a)(2)

[ ]  17CFR240.l2d2-2(a)(3)

[ ]  17CFR240.l2d2-2(a)(4)

[ ]  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[x] Pursuant to 17 CFR 240.l2d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2( c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vitro, S.A.B. de C.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 14, 2009                                                            By: /s/ Claudio L. del Valle Cabello                                                            Chief Administrative and Financial Officer

        Date                                                                                                Name                                                                                                                     Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.